Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

September 13, 2018

Mr. Keith A. Gregory, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Index Shares Funds (the “Registrant”); SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 138”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Friday, August 31, 2018, with respect to Amendment No. 138. Amendment No. 138 was filed on July 20, 2018 and included disclosure with respect to the SPDR Solactive Hong Kong ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 138.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 138. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 138.

General Comments

1.	Comment: Please remove the brackets around “[Solactive]” on the cover page and elsewhere within the registration statement.

Response: The requested changes have been made.

2.

Comment: The Staff notes that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please note that where a comment is made with regard to disclosure in one location in the registration statement it is applicable to all similar disclosure appearing elsewhere in the registration statement. Comments will generally not be repeated.

Response: The Registrant acknowledges the Staff’s comment.

3.	Comment: Please update and/or complete any information that is missing or in brackets in the 485(b) registration statement.

Response: The information has been updated and/or completed as requested.

4.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter in advance of the effective date of the registration statement to provide the Staff time to review the responses.

5.	Comment: Please file a new legal opinion and consent relating to the Fund, as it is a new series of the Trust.

Response: A legal opinion relating to the Fund will be included as an exhibit to the 485(b) filing.

6.

Comment: Please file the license and/or sub-license agreement between the Adviser and the Index Provider, as the Staff views such agreement as a material contract required to be filed pursuant to Item 28(h) of Form N-1A.

Response: The Registrant does not believe that the license agreement between the Adviser and the Index Provider is required to be filed because the Registrant and Fund are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

Prospectus Comments

7.	Comment: Please provide a completed draft of the Fund’s fee table and example information in the response letter.

Response: The finalized fee table and example information that will be included in the final registration statement for the Fund is as follows:

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.20%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.20%
Less contractual fee waiver[2]	(0.06)%
Net annual Fund operating expenses	0.14%

[1]	“Other expenses” are based on estimated amounts for the current fiscal year.
[2]

SSGA Funds Management, Inc. (the “Adviser”) has contractually agreed to waive a portion of its management fee and/or reimburse certain expenses, until January 31, 2020, so that the net annual Fund operating expenses of the Fund, before application of any fees and expenses not paid by the Adviser pursuant to the Investment Advisory Agreement, if any, are limited to 0.14% of the Fund’s average daily net assets. The contractual fee waiver and/or reimbursement does not provide for the recoupment by the Adviser of any fees the Adviser previously waived. The Adviser may continue the waiver and/or reimbursement from year to year, but there is no guarantee that the Adviser will do so and the waiver and/or reimbursement may be cancelled or modified at any time after January 31, 2020. The waiver and/or reimbursement may not be terminated prior to January 31, 2020 except with the approval of the Fund’s Board of Trustees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example reflects the Fund’s contractual fee waiver and/or expense reimbursement only in the periods for which the contractual fee waiver and/or expense reimbursement is expected to continue. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$14	$58

8.

Comment: In “The Fund’s Principal Investment Strategy” section, please replace the current name of the Index with the actual name of the index that the Fund will track, meaning the Solactive GBS Hong Kong Large & Mid Cap USD Index NTR.

Response: The requested change has been made.

9.

Comment: In “The Fund’s Principal Investment Strategy” section, the disclosure indicates that the number of holdings in the Fund will be based on a number of factors, in particular, the asset size of the Fund. Please supplementally explain this statement in light of the fact that the Fund invests in substantially all, but at least 80%, of the securities comprising its index according to a rules based methodology.

Response: Consistent with the Registrant’s exemptive relief and the disclosure in “The Fund’s Principal Investment Strategy” section, the Fund will invest at least 80% of its total assets in the securities comprising the Index and depositary receipts based on securities comprising the Index. As further noted in “The Fund’s Principal Investment Strategy” section, in seeking to track the performance of the Index, the Fund utilizes a sampling strategy, which means that the Fund is not required to purchase all of the securities represented in the Index. The quantity of holdings in the Fund will be based on a number of factors, including asset size of the Fund. When the asset size of the Fund is small, it is possible that the dollar amount of certain index components the Fund would need to purchase to replicate the components’ weighting in the Index would be insignificant and the inclusion or exclusion of such index components would not have a material effect on the Fund’s ability to track the Index. In such instances, the transaction costs of buying and selling those securities may outweigh any benefits the Fund may receive by owning the securities. In these circumstances, the Fund may exclude such securities from its portfolio as part of its sampling strategy.

10.

Comment: If the Fund does not follow a rules-based methodology with respect to the number of holdings in the Fund, then please explain how the Fund is a passively-managed ETF as opposed to an actively-managed ETF.

Response: The Registrant notes that the Index, and not the Fund, follows a rules-based methodology. The Fund seeks to provide investment results that, before fees and expenses, correspond generally to the performance of the Index. Consistent with the Registrant’s exemptive relief, in seeking to track the Index, the Fund may use a sampling strategy. The Fund may use a sampling strategy where it may not be possible or practical to purchase all of the securities in the benchmark Index or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index). In such circumstances the Fund may not hold the same number of securities as are included in the Index. The Registrant believes such strategy is appropriate and consistent with its exemptive relief permitting the Fund to operate as a passively-managed ETF.

11.

Comment: The following disclosure in “The Fund’s Principal Investment Strategy” section indicates that the Fund may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index. Please explain how this is consistent with the Fund’s stated sampling strategy.

Based on its analysis of these factors, SSGA Funds Management, Inc. (“SSGA FM” or the “Adviser”), the investment adviser to the Fund, may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index.

Response: The Registrant believes the referenced disclosure is appropriate and consistent with the Fund’s investment objective to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Index. The Registrant does not believe the use of a sampling strategy precludes the Fund from investing in substantially all of the securities represented in the Index in approximately the same proportions as the Index in instances where the Adviser believes doing so is in the best interest of the Fund.

12.	Comment: Please review the Index Methodology and address the following:

a.	Please briefly discuss the parent index or indexes or universe of securities comprising or determining the Fund’s index in plain English in Item 4 with greater detail discussed in Item 9.

b.	Please include REITs in the list of other securities that are not included in the Index, but in which the Fund may invest if accurate (see Item 9).

Response:

a.

The Registrant notes the current disclosure included in the third paragraph of “The Fund’s Principal Investment Strategy” section of the Prospectus discusses the universe of securities comprising the Index as outlined in the Index methodology. To clarify this point, the disclosure has been revised as follows:

The initial universe of securities ~~Securities~~ eligible for inclusion in the Index include common stock, preferred stock, real estate investment trusts (“REITs”) and depositary receipts. To be eligible for inclusion in the Index, new and current ~~(current)~~ components must meet the following criteria as of the rebalancing reference date: (i) be listed on an exchange in a developed country; (ii) have a minimum one- and six-month average daily trading value of $1,000,000 ($750,000 for current Index components); (iii) have a minimum trading volume of 100,000 (75,000 for current Index components) shares over the preceding one-month period and 600,000 (450,000 for current Index components) shares over the preceding six-month period; (iv) have a free float percentage (percentage of common shares outstanding readily available in the market) of at least 10% (7.5% for current Index components); and (v) have no more than 10 non-trading days over the preceding six-month period.

b.

The Registrant notes that REITs are securities eligible for inclusion in the Index and currently disclosed in the disclosure noted above. Accordingly, the Registrant respectfully declines to make the requested change as it believes the current disclosure is appropriate.

13.	Comment: The Staff notes the following sentence included in “The Fund’s Principal Investment Strategy” section:

In addition, the Fund may invest in equity securities that are not included in the Index (including common stock, preferred stock, depositary receipts and shares of other investment companies), cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

Please discuss the basis upon which the Fund may invest in the additional securities that are not included in the Index. For example, do these securities have similar characteristics and risks as the Index components?

Response: Consistent with the Registrant’s exemptive relief, the Fund will invest at least 80% of its total assets in the securities comprising the Index and depositary receipts based on securities comprising the Index. Also consistent with the Registrant’s exemptive relief, the Fund may invest up to 20% of its total assets in, among other things, securities not included in its Index, but which the Adviser believes will help the Fund track its Index. As noted in the “Additional Strategies Information” section, the Adviser may sell securities that are represented in the Index, or purchase securities that are not yet represented in the Index, in anticipation of their removal from or addition to the Index. Further, the Adviser may choose to overweight securities in the Index, purchase or sell securities not in the Index, or utilize various combinations of other available techniques, in seeking to track the Index.

14.

Comment: Please explain in Item 9 the concept of free-float market capitalization and the meaning of free-float percentage of at least 10% (7.5%) discussed in “The Fund’s Principal Investment Strategy” section.

Response: The Registrant has revised the first three sentences of the third paragraph in “The Fund’s Principal Investment Strategy” section as follows to provide an explanation of the meaning of free-float adjusted market capitalization:

The Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of large- and mid-cap companies in Hong Kong. A company’s free float-adjusted market capitalization is calculated by multiplying the number of shares readily available in the market by the price of such shares. Companies with a larger free float-adjusted market capitalization make up a proportionally larger portion of the Index. The initial universe of securities ~~Securities~~ eligible for inclusion in the Index include common stock, preferred stock, real estate investment trusts (“REITs”) and depositary receipts. To be eligible for inclusion in the Index, new and current ~~(current)~~ components must meet the following criteria as of the rebalancing reference date: (i) be listed on an exchange in a developed country; (ii) have a minimum one- and six-month average daily trading value of $1,000,000 ($750,000 for current Index components); (iii) have a minimum trading volume of 100,000 (75,000 for current Index components) shares over the preceding one-month period and 600,000 (450,000 for current Index components) shares over the preceding six-month period; (iv) have a free float percentage (percentage of common shares outstanding readily available in the market) of at least 10% (7.5% for current Index components); and (v) have no more than 10 non-trading days over the preceding six-month period.

15.

Comment: The third paragraph of “The Fund’s Principal Investment Strategy” states that as of a certain date, a significant portion of the Index was comprised of certain companies in certain sectors. Please clarify what is meant by the term “significant.” For example, does this mean equal or greater than 25% of Fund assets?

Response: The Registrant believes the term “significant portion” is appropriate and therefore the disclosure has not been revised. Because the portion of the Index that is comprised in one or more sectors is not specifically defined and may vary at any particular time, quantifying what is meant by a “significant portion” may be confusing when read at a later date.

16.

Comment: Please consider including the dollar range of the market capitalization of the securities in the Index in the principal strategies section. In doing so, the disclosure may note that the range provided is as of a particular date and may fluctuate over time.

Response: Because the market capitalization range of companies eligible for and included in the Index is not specifically defined and may vary at any particular time, including a market capitalization range as of a certain date may be confusing when read at a later date and, therefore, the requested disclosure has not been included.

17.	Comment: Please specify how often the Index is reconstituted (if different from how often the Index is rebalanced).

Response: The following sentence in “The Fund’s Principal Investment Strategy” section has been revised as follows:

The Index is reconstituted and rebalanced semi-annually on the first Wednesday in May and November.

18.	Comment: Please disclose the sectors in which the Fund was significantly invested as of the most recent date and disclose any related risk factors.

Response: The requested disclosure has been included.

19.

Comment: Please disclose that the Fund will concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries as is disclosed in Item 9. Please include corresponding risk disclosure relating to concentration. Please also disclose any industry or group of industries in which the Fund was concentrated in the principal strategies section and related risk factors.

Response: The Registrant believes the current placement of the disclosure is appropriate. The Registrant notes that “The Fund’s Principal Investment Strategy” section will include the sectors that comprised a significant portion of the Index as of a certain date and that the “Principal Risks of Investing in the Fund” section will include corresponding risk disclosure as well as a discussion of “Unconstrained Sector Risk,” which notes the Fund may invest a substantial portion of its assets within one or more economic sectors or industries.

20.	Comment: Please include the following risks currently listed as non-principal risks as principal risks of the Fund in Items 4 and 9 or explain why these risks are not principal risks for an ETF.

a.	Authorized Participants, Market Makers and Liquidity Providers Concentration Risk

b.	Trading Issues

c.	Costs of Buying and Selling Shares

d.	Fluctuation of Net Asset Value, Share Premiums and Discounts

Response: The Registrant does not consider the risks of investing in ETFs listed above to be principal risks of the Fund and believes the current placement of this disclosure in the registration statement is therefore appropriate.

21.	Comment: Please state in the principal strategies section that the Fund is non-diversified, as a non-diversification risk is included in the “Principal Risks of Investing in the Fund” section.

Response: The Registrant believes the current disclosure is consistent with Item 4(b)(iv) of Form N-1A. Item 4(b)(iv), relating to Principal Risks of Investing in the Fund, states the following: “if applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Risk” in the “Principal Risks of Investing in the Fund” section addresses Item 4(b)(iv).

22.

Comment: The Staff notes that the Fund lists Non-U.S. Securities Risk as a principal risk. The Staff also notes that the Fund invests in securities included in an index relating to Hong Kong securities. Please disclose the following ETF risks:

a.

Where all, or a portion, of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF shares are listed and trading in that market is open, there may be changes between the last quote from the closed foreign market and the value of such underlying securities during the ETF’s domestic trading day.

b.	In addition, please note that these circumstances could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has added the following to the Non-U.S. Securities Risk:

To the extent underlying securities held by the Fund trade on foreign exchanges that are closed when the exchange on which the Fund’s shares trade is open, there may be deviations between the current price of an underlying security and the last quoted price for the underlying security on the closed foreign market. These deviations could result in the Fund experiencing premiums or discounts greater than those of ETFs that invest in domestic securities.

23.

Comment: The Staff notes the Fund tracks an index with a rules based methodology that is only rebalanced semi-annually. Accordingly, the Staff would not expect the Fund to have high portfolio turnover or engage in frequent trading. If this is the case, please include disclosure that the Fund will engage in frequent trading in the principal strategies section and supplementally explain why Portfolio Turnover Risk is appropriate for this Fund. If not, please delete the risk factor.

Response: The Registrant has removed discussion of Portfolio Turnover Risk from the Item 4 and Item 9 “Principal Risks of Investing in the Fund” sections and added the discussion to the “Non-Principal Risks” section in Item 9.

24.

Comment: If there is any sub-prime exposure with respect to the Fund’s investment in REITs or real estate operating companies, please include disclosure to such effect in the discussion of “REIT Risk.”

Response: The Registrant does not believe risks associated with sub-prime mortgages is currently a principal risk of the Fund.

25.

Comment: Please revise the disclosure in the “Portfolio Management” section to indicate the month and year when each portfolio manager began or resumed managing the Fund and not his or her service with the Adviser, per Item 5(b) of Form N-1A.

Response: The Registrant believes the current disclosure describing the portfolio managers’ service with the Adviser is consistent with Item 5(b) of Form N-1A. Item 5(b) states the following: “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.”

26.

Comment: Please provide more detailed disclosure of the Fund’s principal investment strategies in the “Additional Strategies Information” section (Item 9), as it appears substantially identical to “The Fund’s Principal Investment Strategy” section (Item 4). The Staff has provided guidance regarding this issue that such disclosure should not be identical. See IM Guidance Update 2014-08 –Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. In addition, the Registrant does not believe that the Item 9 disclosure is substantially identical to the Item 4 disclosure. In particular, the Registrant notes the Item 9 disclosure provides more detailed information with respect to the Fund’s sampling strategy as well as information regarding the Fund’s non-fundamental Rule 35d-1 policy. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.

27.	Comment: With respect to the second paragraph, second sentence of the “Additional Strategies Information” section, please briefly describe the factors referenced below.

A number of factors may affect the Fund’s ability to achieve a high degree of correlation with its Index, and there can be no guarantee that the Fund will achieve a high degree of correlation.

Response: The Registrant has supplemented the disclosure as follows:

A number of factors may affect the Fund’s ability to achieve a high degree of correlation with its Index, and there can be no guarantee that the Fund will achieve a high degree of correlation. For example, the Fund may not be able to achieve a high degree of correlation with the Index when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or legal restrictions exist that prohibit the Fund from investing in a security in the Index.

28.

Comment: In the “Additional Strategies Information” section please state that the Fund will invest 80% of its assets in companies economically tied to Hong Kong (see Rule 35d-1(a)(3)(i) and (ii)) and state how it is determined that a company is economically tied to Hong Kong.

Response: The Registrant believes the current disclosure included in the prospectus and SAI is appropriate. The “Additional Strategies Information” section in the prospectus currently states “the Fund, as described in the SAI, has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by its name, measured at the time of investment.” The following non-fundamental policy is included in the “Investment Restrictions” section of the SAI: “the Fund will not, under normal circumstances, invest less than 80% of its net assets (plus the amount of borrowings for investment purposes) in securities of Hong Kong companies.”

The Index Provider classifies issuers eligible for inclusion in the Index to a specific country. The Index Provider generally determines the country classification of an issuer based on the issuer’s country of incorporation and the primary listing of its securities. To the extent that an issuer is incorporated in a different country than the country in which its securities are principally traded, the Index Provider considers the following additional set of criteria to determine the issuer’s country classification: (i) the issuer’s country of domicile and (ii) the issuer’s country of risk (i.e., the country in which the company would be influenced the most by changes in the business environment). The Registrant has determined that any issuer classified as a Hong Kong issuer by the Index Provider, pursuant to these criteria for inclusion in the Index, is an issuer tied economically to Hong Kong.

29.

Comment: The Index methodology uses a two-part test to determine an index component’s country. The first test determines that the country is where the country of primary listing (CPL) is the same as the country of incorporation (COI). If the CPL and COI are not the same, then the second test determines the country based upon a multi-stage process, taking into account country of domicile and country of risk. Please confirm that the relevant securities in the Index chosen under the second test will be economically tied to Hong Kong or explain how the Index methodology complies with the names rule.

Response: In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region. In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Registrant believes that the criteria discussed in response to Comment 28 above, which includes two of the factors provided in the proposing release (see (i) and (ii)), is a general indicator that an issuer is tied economically to Hong Kong.

30.

Comment: With respect to the “Lending of Securities” discussion in the “Non-Principal Strategies” section, the Staff notes that the only acceptable collateral for securities lending transactions is cash, US government securities, and standby letters of credit not issued by the Fund’s bank lending agent.[1] Please revise the disclosure accordingly and make conforming changes in the registration statement, including the SAI.

[1]

The only acceptable collateral for securities lending transactions is cash, US Government securities and standby letters of credit not issued by the Fund’s bank lending agent. See, State Street Bank and Trust Co. (pub. avail. Jan. 29, 1972), Salomon Brothers (pub. avail. May 4, 1975), Lionel D. Edie Capital Fund (pub. avail. May 15, 1975), and The Adams Express Co. (pub. avail. Oct. 8, 1984).

Response: The Registrant confirms securities loaned by the Fund will be collateralized consistent with applicable SEC Staff guidance. The Registrant believes the current disclosure is appropriate and consistent with the Staff’s comment.

31.	Comment: In the discussion of “REIT Risk” in the “Additional Risk Information” section, please disclose the type of REITs in which the Fund may invest (e.g., equity REITs or mortgage REITs).

Response: The discussion of “REIT Risk” in the “Additional Risk Information” section has been revised to discuss both equity REITs and mortgage REITs.

32.	Comment: Please disclose any risks related to the real estate market in Hong Kong.

Response: The Registrant believes the current risk disclosure related to Hong Kong and REITs is appropriate.

33.

Comment: In the discussion of “Derivatives Risk” in the “Additional Risk Information” section, please tailor the disclosure to discuss the derivatives to be used by the Fund. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response: The Registrant does not believe the Barry Miller Letter requires an exhaustive list of the derivatives and other instruments the Fund may invest in, except for those that are used as part of a principal investment strategy. Consequently, the Registrant believes that the current disclosure is consistent with the Barry Miller Letter. If, in the future, the Fund’s use of derivatives and other instruments becomes a significant part of its investment strategy, the Adviser will reevaluate the disclosure and determine whether additional discussion is necessary.

34.

Comment: In the “Management” section, with respect to the discussion of the Board’s approval of the Fund’s investment advisory agreement, please provide the period covered by the Fund’s relevant annual or semi-annual report, including expected month, day and year, per Item 10(a)(1)(iii) of Form N-1A.

Response: The disclosure has been updated accordingly.

35.

Comment: In the “Management” section, with respect to the description of the multi-manager exemptive relief received by the Registrant and the Adviser, please clarify what is meant by the term “sub-adviser” in the sentence below. Does this refer to unaffiliated, affiliated, and/or wholly-owned sub-advisers?

The Adviser is not required to disclose fees paid to any sub-adviser retained pursuant to the order.

Response: The sentence has been revised as follows:

The Adviser is not required to disclose fees paid to any unaffiliated sub-adviser retained pursuant to the order.

SAI Comments:

36.	Comment: Please update disclosure in the SAI responsive to Items 17-20 of Form N-1A to reflect the calendar or fiscal dates specified by the Form N-1A instructions.

Response: The information has been updated accordingly.

37.

Comment: In the “Concentration” discussion in the “Investment Policies” section, please clarify the meaning of the term “generally” in the sentence below, as it is not part of the Fund’s concentration policy.

The Fund’s investments will generally be concentrated in a particular industry or group of industries to the extent that the Fund’s underlying Index is concentrated in a particular industry or group of industries.

Response: The disclosure has been replaced with the following for consistency with the Fund’s concentration policy:

The Fund will concentrate its investments in securities of issuers in the same industry as may be necessary to approximate the composition of the Fund’s underlying Index.

38.

Comment: In the “Investment Restrictions” section, with respect to the concentration restriction, the Staff understands that shareholder approval is needed to change the fundamental policies of the Fund. However, if in the future there is an opportunity to change this policy, please consider revising the disclosure as follows. There should be no discretion in a concentration policy as evidenced by the phrase “except as may be necessary.”

The Fund may not concentrate its investments in securities of issuers in the same industry, except ~~as may be necessary to approximate the composition of the Fund’s underlying Index~~. that it will be concentrated to the same extent as the Fund’s underlying Index.

Response: The Registrant believes the current investment restriction is appropriate. For reasons discussed in responses to earlier comments, circumstances outside the Fund’s control may prevent the Fund from investing in all of the securities included in the Index or in the same proportion as the Index. As a result, it is possible the Fund’s exposure to certain industries may differ from that of the Index.

39.	Comment: In the “Codes of Ethics” discussion, please clarify that the Codes of Ethics were adopted under Rule 17j-1 consistent with Item 17(e) of Form N-1A.

Response: The disclosure has been updated as requested.

40.

Comment: The following disclosure included in the “Fund Deposit” discussion in the “Purchase and Redemption of Creation Units” section indicates that the Fund may impose early cut-off times for orders to create or redeem creation units. Please revise the disclosure in this paragraph to indicate that the Fund’s portfolio holdings or basket of assets will be made publicly available sufficiently in advance of the early cut-off time so that an authorized participant has the opportunity to evaluate the portfolio holdings or basket of assets and decide whether to submit an order to purchase or redeem a creation unit.

The Custodian, through NSCC, makes available on each Business Day, immediately prior to the opening of business on the Exchange (currently 9:30 a.m., Eastern time), the list of the names and the required number of shares of each Deposit Security or the required amount of Deposit Cash, as applicable, to be included in the current Fund Deposit (based on information at the end of the previous Business Day) for the Fund. Such Fund Deposit is subject to any applicable adjustments as described below, in order to effect purchases of Creation Units of the Fund until such time as the next-announced composition of the Deposit Securities or the required amount of Deposit Cash, as applicable, is made available.

Response: Consistent with the discussion between certain members of the Staff and Morgan, Lewis & Bockius LLP on Friday, September 7, 2018, the Registrant will wait to address this comment until after the proposed ETF Rule (Investment Company Act Release No. 33140 (June 28, 2018)) is finalized, adopted and in effect.

41.

Comment: The following disclosure included in the “Required Early Acceptance of Orders” discussion in the “Purchase and Redemption of Creation Units” section indicates that the Fund may impose early cut-off times for orders. Please revise the disclosure to indicate that any early cut-off time for acceptance of creation unit purchase and redemption orders relating to the following day must be after the calculation of the prior day’s net asset value. For example, if the net asset value is calculated each day at 4:00 p.m., the early cut-off for orders relating to the next day and receiving the next day’s net asset value must be placed after 4:00 p.m. on the prior day.

REQUIRED EARLY ACCEPTANCE OF ORDERS. Notwithstanding the foregoing, as described in the Participant Agreement and/or applicable order form, the Fund may require orders to be placed up to one or more Business Days prior to the trade date, as described in the Participant Agreement or the applicable order form, in order to receive the trade date’s net asset value. Orders to purchase Fund Shares of the Fund that is submitted on the Business Day immediately preceding a holiday or a day (other than a weekend) that the equity markets in the relevant foreign market are closed may not be accepted. Authorized Participants may be notified that the cut-off time for an order may be earlier on a particular Business Day, as described in the Participant Agreement and the applicable order form.

Response: The disclosure has been updated as requested.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.